

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2018

Victor Perlroth, M.D.
Chairman and Chief Executive Officer
Kodiak Sciences Inc.
2631 Hanover Street
Palo Alto, CA 94304

   Re: Kodiak Sciences Inc.
    Draft Registration Statement on Form S-1
    Filed February 14, 2018
    CIK No. 0001468748

Dear Dr. Perlroth:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Overview, page 1

1. We note your statements that you believe KSI-301 has the potential to be best-in-class. This implies an expectation of regulatory approval, which is inappropriate given the early stage of development and lack of clinical trial data. Please remove this statement from the descriptions of your product candidate.

2. Please revise the first paragraph to disclose that you have not yet filed an investigational new drug application, or IND, for KSI-301 and disclose your expected timing for filing the IND with the FDA.

Current Standard of Care for Wet AMD and DR, page 1

3.   We note your statement that the addressable market in wet AMD and DR could be substantially greater than the current market size. Please quantify the current market size. It is not clear from the disclosure whether the current market size is equal to the worldwide sales for Lucentis and EYLEA or some other figure.

KSI301: Our Lead Product Candidate, page 2

4.   We note your statement that KSI-301 contains a proven mechanism of action. Please revise your disclosure to eliminate any suggestion that KSI-301 has been or will ultimately be determined to be effective or to have demonstrated efficacy for purposes of receiving marketing approval by the FDA or comparable agency.

Risks Associated with Our Business, page 4

5.   Please revise the first bullet point to clarify that you are in the pre-clinial stages of drug development and that you have not initiated clinical studies for any of your products.

Implications of Being an Emerging Growth Company, page 5

6.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors
Risks Related to This Offering and Ownership of Our Common Stock, page 50

7.   We note your disclosure on page 133 that your certificate of incorporation and bylaws will include an exclusive forum provision. Please include a risk factor in this section to discuss the effects of such a provision on your shareholders, including the possibility that the exclusive forum provision may discourage shareholder lawsuits, or limit shareholders' ability to obtain a favorable judicial forum for disputes with the company, its officers and directors.

Special Note Regarding Forward-Looking Statements, page 56

8.   We note your reference to the Private Securities Litigation Reform Act in the first paragraph of this section. The safe harbors for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 do not apply to statements made by a registrant that is not subject to the reporting requirements of either Section 13(a) or Section 15(d) of the Exchange Act. Accordingly, please either delete your reference to the Private Securities Litigation Reform Act, or state that the Private Securities Litigation Reform Act does not apply to the statements made in connection with this offering. Please refer to Section 27A(a)(1) and (b)(2)(D) of the Securities Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Future Funding Requirements, page 68

9.   We note your disclosure that you believe your existing cash and cash equivalents and your net proceeds from this offering will enable you to fund your operating expenses, including clinical trial expenditure through the KSI-301 Phase 2 trial. With reference to your disclosure on pages 3 and 79 that after initiating your Phase 2 trial in wet AMD, you intend to conduct a Phase 2 trial in subjects with DR, please revise your disclosure here and in the Use of Proceeds section to clarify whether you intend to use the proceeds of the offering to complete only the Phase 2 trial in wet AMD or Phase 2 trials in both wet AMD and DR.

Critical Accounting Policies, Significant Judgments and Use of Estimates
Stock-Based Compensation Expense, page 73

10.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Business
Intellectual Property, page 107

11.   Please expand your description of your patent portfolio to specifically describe the patent families related to KSI-301 and the ABC platform. Please disclose the type of patent protection you have (such as composition of matter, use or process, etc.) and specify the expiration dates for of the most significant patents within each patent portfolio.

Financial Statements
Note 6. Commitments and Contingencies, page F-14

12.   Tell us why the amount of milestones related to the license agreement on KSI-201 technology are not estimable. If the amounts of milestones are fixed tell us the amount of the milestones that may be payable and why you believe the amount would not be material to an investor and should be disclosed. Revise the disclosure as necessary to explain why the amounts of milestones are not estimable, if true.

General

13.   Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

14.   We note that you have requested confidential treatment for agreements that are to be filed as exhibits to the registration statement. We will send any comments on your application for confidential treatment under separate cover.

         You may contact Mary Mast at (202) 551-3613 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Irene Paik at (202) 551-6553 with any other questions.

                                                        Division of Corporation Finance
                                                        Office of Healthcare & Insurance

cc: Michael Nordtvedt